Kontakt

www.linkedin.com/in/janheinvirta
(LinkedIn)

Top-Kenntnisse

Teamwork
Entrepreneurship
Team Leadership

Languages

French (Professional Working)
German (Native or Bilingual)
Swiss German (Native or Bilingual)
Spanish (Native or Bilingual)
English (Full Professional)

Honors-Awards

Overall Winner Startup Weekend
Zurich - Fall Edition 2015
Sonect Rocket Award 2019
Best Pitch - Temenos Regional
Technology Forum Miami 2019
No Waste Challenge 2021 - Finalist
Las 100 PRO - 2021

Jan Heinvirta

Co-Founder @ Perfekto | Y Combinator Alumni | Latitud Fellow | 30
Promesas Expansión
Mexiko-Stadt, Mexiko

Zusammenfassung

Currently challenging the status quo in the Latin American food
system with the aim to reduce food waste that occurs due to supply
chain inefficiencies and strict industry standards around aesthetics.
We are always looking for motivated people who want to join us and
have a lasting positive impact. Reach out!

_____

Please send your connection requests with a message if we don't
know each other yet.

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Berufserfahrung

Perfekto (YC S21)
Co-Founder & CEO
Dezember 2020 - Present (2 Jahre 1 Monat)
Mexico City, Mexico

Food demand is projected to more than double by 2050. Meanwhile, over 1/3
of produced food is thrown away. How can meet the growing demand without
further exploiting our planet?

At Perfekto, we want to change the broken food system with its strict industry
standards and supply chain inefficiencies that lead to loss of edible food due to
cosmetic imperfections, short shelf-life, surplus and others.

We do this by offering imperfect produce from farm to table. Thereby creating
a community of conscious buyers that value taste and quality instead of size or
looks. #mindfoodness

SONECT
3 Jahre 8 Monate

Head of LATAM (Country Manager México)
Dezember 2019 - Februar 2021 (1 Jahr 3 Monate)
Mexico City Area, Mexico

Part of Sonect's founding and leadership team, spearheading Sonect's expansion to LATAM while acting as Country Manager of the Mexican entity. Responsible for activities such as go-to-market strategy, business development, operations, fundraising, stakeholder management, reporting, establishing the local entity, obtaining the license as an IFPE (FinTech license), etc. - as well as building and leading an outstanding cross-functional team.
--
Sonect brings the sharing economy into cash logistics. It is an on-demand, multi-sided marketplace that turns any shop into a virtual ATM. With its location-based matchmaking algorithm, it connects people who want to withdraw cash with shops who want to deposit it - in real-time.
(FinTech in the Retail & Banking Industry)

Director Business Development Americas
Juni 2018 - Dezember 2019 (1 Jahr 7 Monate)
Mexico City Area, Mexico

Tasked with helping Sonect grow into the Americas region (main focus on Mexico and U.S.) and finding the market to expand to first.
Pitching Sonect in boardrooms and on stage to corporates of all sizes, mainly banks, retailers, software companies and FinTechs, including C-Level Executives and VCs. Representing Sonect at accelerators and conferences (speaking at major conferences like Finnosummit or LendIt). Securing investors and partners. Researching the market and creating a go-to-market strategy. Set-up groundwork to start operations in Mexico including hiring the first team members. Started to create the network with 0 previous connections in the market.

Social Media Manager
Juli 2017 - Juni 2018 (1 Jahr)

In charge of setting up and coordinating the online marketing activities of Sonect basically from scratch. Coming up with ideas, creating content, copywriting, engaging with the community and managing the online marketing budget.

hauskrieg
Social Media Manager
Juli 2017 - April 2019 (1 Jahr 10 Monate)
Zürich Area, Switzerland

hauskrieg is the first and only agency in Switzerland specializing in the production and organization of stand-up comedy shows. In addition, hauskrieg scouts and fosters local newcomers. (Entertainment Industry)

Freelancer
Content Creator & Freelancer
März 2016 - September 2017 (1 Jahr 7 Monate)
around the globe

Embarked on several trips around the globe before starting the international management program. Initiated to work independently as a content creator & storyteller in the travel sector via an own website and social media channels. Paired with freelance gigs in the food service industry to fund the trips prior to getting traction with clients. (Travel and Food Service Industry)

Personal highlight: an 8-week long solo-trip through Myanmar, exploring its diverse country and cultures, while constantly going outside the comfort zone. Professional highlight: secured deal to create content for major Swiss travel brand Hotelplan.

HRG; acquired by American Express Global Business Travel
Business Travel Consultant
August 2011 - Februar 2016 (4 Jahre 7 Monate)
Zürich und Umgebung, Schweiz

Three-year apprenticeship in Business Studies at HRG, while attending the Vocational Business School in Winterthur (WSKVW).

Before its acquisition, HRG was one of the three leading travel management companies in the world. It was the international corporate services provider specializing in travel, expense and data management underpinned by proprietary technology. HRG was acquired by American Express Global Business Travel in 2018. (Travel Industry)

Schweizer Armee
Infantry Soldier - Inf RS 12
März 2015 - Juli 2015 (5 Monate)
Chur

Mandatory military service during 21 weeks to become multi-functional and robust infantrymen.
- Skill-at-arms Decoration: Assault Rifle, Level 1

Ausbildung

Y Combinator
YC S21, Entrepreneurship/Entrepreneurial Studies · (Juni 2021 - September 2021)

Latitud
LF2, Entrepreneurship/Entrepreneurial Studies · (2021 - 2021)

ZHAW School of Management and Law
Bachelor of Science (BSc), International Management · (2016 - 2018)

Universidad Iberoamericana, Ciudad de México
Bachelor of Science (BSc), International Management · (2017 - 2018)

Business School KV Winterthur
Vocational Training in Business and Services (Kaufmann EFZ, M-Profil), Commercial education · (2011 - 2014)